E: kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

June 23, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jee Yeon Ahn
Michael Volley
Aisha Adegbuyi
Tonya Aldave

Re:	Sibo Holding Limited Amendment No. 1 to
Draft Registration Statement on Form F-1 Submitted May 27, 2025 CIK No. 0002043392

Ladies and Gentlemen:

We hereby submit the responses of Sibo Holding Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 10, 2025, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on May 27, 2025. Concurrently with the submission of this letter, the Company is submitting an Amendment No. 2 to Draft Registration Statement (the “Amendment No. 2”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement on Form F-1

Commonly Used Defined Terms, page ii

1.	We note your response to prior comment 3 and your revised definition of “PRC Laws and regulations” or “PRC laws.” Please revise further to refer to “PRC laws and regulations,” not “laws and regulations of Mainland China” in this definition and throughout the filing. In addition, either tell us where in the prospectus you describe Hong Kong laws applicable to you, or remove the last part of the definition starting with “in which case the definition of ‘PRC laws and regulations’ or ‘PRC laws’ does not include Hong Kong or Macau.”

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have further revised the definition of “PRC Laws and regulations” or “PRC laws” on page ii and the reference to such concepts on page 128 to refer to “PRC laws and regulations,” not “laws and regulations of Mainland China.” In addition, from page 85 to page 91 in the prospectus, we had described the Hong Kong laws applicable to us.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2 June 23, 2025

Prospectus Summary

Summary of Risk Factors

Risks Related to Doing Business in Jurisdictions We Operate, page 4

2.	We note your response to prior comment 6. Please revise your disclosure here to describe the significant regulatory, liquidity, and enforcement risks you are subject to due to your operations in Hong Kong. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Further, disclose that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sales.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the summary of risk factors on page 4 to describe the significant regulatory, liquidity, and enforcement risks we are subject to due to our operations in Hong Kong. Specifically the Chinese government may exercise significant oversight and exert more control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to overseas investors or obtain foreign investment in us and cause the value of the Class A Ordinary Shares to significantly decline or be worthless.

In addition, the PRC legal system is still evolving and embodies uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations with little advance notice in China could adversely affect us.

We have also revised the corresponding risk factors on pages 29 and 33 accordingly.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 3 June 23, 2025

Risk Factors

Substantially all our operations are in Hong Kong, page 29

3.	We note your response to our prior comment 13 and your revisions in this risk factor. Please revise the body of the risk factor further to state clearly that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have further revised the body of the risk factor on page 29 to state clearly that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

Also, on page 29, we have acknowledged the risk that any action implicated by the Chinese government’s recent intent could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, we have added a cross-reference to the risk factor titled “Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Such actions by the Chinese government could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares to investors, and cause the value of the Class A Ordinary Shares to significantly decline or become worthless” on page 34.

Use of Proceeds, page 46

4.	We note your response to prior comment 15. Please revise this section to describe the interest rate and maturity of the loan from Burberlon Vantage Capital Limited. Refer to Item 3.C.4 of Form 20-F.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised this section on page 46 to describe the interest rate and maturity of the loan from Burberlon Vantage Capital Limited, pursuant to Item 3.C.4 of Form 20-F. Also, there was no indebtedness incurred within the past year with respect to the loan from Burberlon Vantage Capital Limited.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures about Market Risk

Critical Accounting Policies and Estimates, page 55

5.	We note your response to prior comment 20 and revisions on page 55. Please revise to include an enhanced discussion for each critical accounting estimate including for instance, information necessary to understand the estimation uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosure on page 56 to include an enhanced discussion for each critical accounting estimate, pursuant to the Staff’s comment and Item 303(b)(3) of Regulation S-K.

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Washington, DC 20036

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Business

Development of New Services and Products, page 78

6.	We note your response to prior comment 28. For the new services that have been introduced, please revise your disclosure in this section further to give the status of development.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised our disclosure in this section on page 79 to give the status of development of business digitalization and carbon credit brokerage business.

Customers, page 79

7.	We note your response to prior comment 30 and your revised disclosure on page 81 about the revenues you generate through commission. Please disclose additional information relating to commissions you receive, such as what the average commission rates are or the applicable commission rate range.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that, on page 78, we had disclosed the requested information about our commission fees. On page 82, we have added a cross-reference to such disclosure on page 78.

8.

We note your response to prior comment 31 and the list of your clients that are Fortune 500 corporations. Please revise your disclosure further because it appears that only one of the four companies listed is a Fortune 500 company. In the alternative, please provide us with a public source that includes all four of your listed clients in the list of Fortune 500 corporations.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page 81 to clarify that, among the four companies listed, only AON is a Fortune 500 company.

Principal Shareholders, page 98

9.	We note your revised disclosure on page 99 in response to prior comment 35. Please revise further to disclose the percentage of Class B ordinary shares the controlling shareholder must keep to continue to control the outcome of matters submitted to shareholders for approval. In this regard, we also note that it appears that you will have one controlling shareholder who will hold majority of your voting power. If so, please revise your references to multiple “controlling shareholders,” accordingly.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that, we have revised the disclosure on page 100 to disclose the percentage of Class B ordinary shares the controlling shareholder must keep to continue to control the outcome of matters submitted to shareholders for approval. Also, we have changed our references of multiple “controlling shareholders” to single “controlling shareholder.”

Description of Share Capital, page 102

10.	We note your response to prior comment 40. If applicable, please further revise your disclosure on page 103 to describe sunset provisions that limit the lifespan of high-vote shares or advise.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page 104 to describe our sunset provisions that limit the lifespan of high-vote shares.

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Washington, DC 20036

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Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies Income Taxes, page F-14

11.	We note your response to prior comment 44. Please address the following:

●	Please provide us additional details regarding the process with the Hong Kong Inland Revenue Department (“IRD”) to use unused tax losses to offset future taxable income. Specifically tell us the factors the IRD considers when determining whether to confirm the use of unused tax losses.

●	Please discuss the key factors you considered in determining that there was significant uncertainty whether the IRD would confirm your use of unused tax losses which resulted in concluding that the realization of the deferred tax asset was not more likely than not to be realized and a full valuation allowance should be recognized. For example, tell us how often and why the IRD has not confirmed the use of unused tax losses in the past and tell us whether the IRD confirmed the use of tax losses utilized during 2024.

●	Please provide us all the evidence considered in determining whether a valuation allowance for the deferred tax asset was appropriate including a quantified analysis of your historical tax income and any projections of future tax income.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff as follows:

●	Hong Kong Tax Loss Utilization Rules

Under Hong Kong tax law, tax losses can be carried forward indefinitely and used to offset future taxable income from the same business. However, the IRD must review and confirm the validity of such losses when claimed. There is no formal pre-approval and the IRD may disallow losses due to dormancy, changes in business or ownership, or insufficient evidence of commercial activity.

In our case, we believe that the carried-forward tax losses have arisen from the same ongoing trade or business and that no substantial change in ownership or discontinuation of business has occurred. Accordingly, we have recognized the deferred tax asset relating to such tax losses to the extent that it is probable that future taxable profits will be available for utilization.

●	Uncertainty Regarding IRD Confirmation

The key factor we considered is mainly the lack of confirmation from IRD on loss utilization. Under Section 60 of the Inland Revenue Ordinance, the IRD has the right to issue additional assessments within 6 years after the end of a year of assessment (or 7 years if fraud or willful evasion is suspected). This timeframe applies to tax returns, deductions and loss claims. The IRD does not assess tax returns routinely, but if specific criteria appear during a current year assessment (e.g., in the year a loss is used), the officer may go back to the original loss year to verify its validity. As of the date of this letter, the IRD has not confirmed the use of the Group’s carried-forward tax losses in the 2024 year of assessment, as the profits tax return for that year remains under review and the timing and outcome of such review are uncertain.

●	Evidence Supporting Full Valuation Allowance

We assessed the realizability of deferred tax assets in accordance with ASC 740. Key considerations included:

■	Historical taxable income – we incurred tax losses for each of the past three years, as shown in the table below:

Fiscal Year Ended December 31	Pre-Tax Income (Loss)	Taxable income (HK Profits Tax Basis)	Utilized Tax Losses	Unused Tax Losses c/f
	HK$’000	HK$’000	HK$’000	HK$’000
2021	555	867	867	(37,438)
2022	(1,191)	(751)	-	(38,189)
2023	(4,699)	(4,768)	-	(42,957)
2024	11,826	12,122	12,122	(30,835)

Although the Group has positive income and utilized tax losses in fiscal year ended December 31, 2021, it is isolated and small in scale. The recent losses in fiscal years ended December 31, 2022 and 2023 and the significant accumulated losses constitute significant objectively verifiable negative evidence, which under ASC 740-10-30-21 must be given greater weight than subjective projections, and this trend reduces the probability of future realization.

■	Projected future taxable income - financial forecasts show projected profits, but these are not yet reliable due to the volatile nature of our business and uncertainty over market demand, regulatory environment and cash flow sufficiency.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

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■	Tax planning strategies - not applicable as no tax planning strategies are available to support realization of the deferred tax assets.

■	Carryforward period and tax jurisdiction factors - while Hong Kong permits indefinite carryforward of tax losses, the IRD has the authority to disallow their utilization under certain circumstances, such as prolonged dormancy, substantial changes in business operations or ownership, or insufficient evidence of commercial substance. As of the date of this letter, the IRD has not issued any statement confirming or denying the tax loss position claimed in the 2024 tax return. Accordingly, there remains significant uncertainty as to whether the Company will ultimately be able to utilize the tax losses.

Given the weight of negative evidence and uncertainty with IRD confirmation, we concluded that it is not more likely than not that the deferred tax assets will be realized. Accordingly, we recorded a full valuation allowance as of December 31, 2024 and 2023.

Part II. Information Not Required in the Prospectus

Item 7. Recent Sales of Unregistered Securities, page II-2

12.	We note your response to prior comment 49 and that none of the securities transfers listed in this section were for “non-cash consideration.” Please revise this section further to specify the aggregate offering price for each transfer of securities. Refer to Item 701(c) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised this section to include the amount of cash consideration received for the sale of securities by the registrant, as required by Item 701(c) of Regulation S-K. Since Item 701 of Regulation S-K requires disclosure with respect to unregistered securities of the registrant “sold by the registrant,” we believe that Item 701(c) does not apply to transfers of the registrant’s securities by existing shareholders, as such transfers do not constitute sales by the registrant. In addition, the Company does not have the knowledge of the aggregate offering price for each transfer as it was not privy to such transactions.

Exhibits

13.	We note your response to prior comment 21 and your revised disclosure on page 55 related to your facility agreement with Good Pride Limited in the amount of HK$7,000,000. Please file this agreement as an exhibit to the draft registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we had included the facility agreement with Good Pride Limited as Exhibit 10.4 to the Exhibit table under “Item 8. Exhibits and Financial Statement Schedules.” We plan to file this agreement with a subsequent amendment to our draft registration statement.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 7 June 23, 2025

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101) or Xinyun Fan, Chief Financial Officer of Sibo Holding Limited at 852-3980 6200.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc.	Ju Liu, Chairman of the Board of Sibo Holding Limited

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036